Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.                    Name and Address of Company

SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada  V6C 3P1

Item 2.                    Date of Material Change

May 24, 2013.

Item 3.                    News Release

News Release dated May 27, 2013 was disseminated through Marketwired.

Item 4.                    Summary of Material Change

The Company completed the exercise of an option to acquire a 100% interest in the nine (9) La Joya West concessions which comprise approximately 529 hectares located 75 kilometres southeast of the city of Durango, Mexico.

Item 5.1                 Full Description of Material Change

The Company, through its wholly-owned subsidiary, SilverCrest de Mexico S.A. de C.V., completed the exercise of the Company’s option to acquire a 100% interest in the nine (9) La Joya West concessions which comprise approximately 529 hectares located 75 kilometres southeast of the city of Durango, Mexico.  The Company exercised the option by making a final payment of US$2.5 million to the concession owners, one-half was paid in cash and one-half was paid by issuing a total of 615,776 common shares of the Company at an issue price of Cdn$2.06 per share (totaling $1,268,499 or US$1.25 million).  The concession owners retain a 2% net smelter return (“NSR”) royalty from mineral production on the property covered by the concessions.  The nine La Joya West concessions, together with the three La Joya East concessions (which the Company has an option to acquire a 100% interest), and five other concessions staked by the Company, comprise the Company’s La Joya Project which is approximately 10,660 total hectares.

Item 5.2                 Disclosure for Restructuring Transactions

Not applicable.

Item 6.                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                    Omitted Information

Not applicable.

Item 8.                    Executive Officer

J. Scott Drever, Chairman and President
Telephone:  (604) 694-1730

Item 9.                    Date of Report

May 27, 2013